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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST REPUBLIC SECURITIES CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 PINE STREET, 7TH FLOOR
(No. and Street)

SAN FRANCISCO, (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAMESH PATEL 415-296-5809
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLC
(Name – *if individual, state last, first, middle name*)

55 SECOND ST., STE 1400, SAN FRANCISCO, CA 94105
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 0 7 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Tateosian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Republic Securities Company, LLC, as of Dec 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Francisco } ss.

SUBSCRIBED AND SWORN TO BEFORE ME ON 2/26/2007

BY David Tateosian

NOTARY PUBLIC


SUNNY MENG MAXWELL
Comm. # 1514532
NOTARY PUBLIC-CALIFORNIA
City and County of San Francisco
My Comm. Expires Sept. 20, 2009



KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

First Republic Bank, Member
The Board of Directors, First Republic Securities Company, LLC:

We have audited the accompanying statement of financial condition of First Republic Securities Company, LLC (the Company) (a wholly owned subsidiary of First Republic Bank) as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Republic Securities Company, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 27, 2007

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	1,510,000
Receivable from clearing organization		318,000
Other receivable		119,000
Prepaid expenses and deposits		98,000
Total assets	$	2,045,000
Liabilities and Member's Equity		
Liabilities:		
Payable to Parent	$	574,000
Securities sold, not yet purchased		33,000
Accounts payable and accrued expenses		988,000
Total liabilities		1,595,000
Member's equity:		
Common stock, $0.01 par value. Authorized and outstanding 10,000 shares		100
Additional paid-in capital		1,767,900
Accumulated deficit		(1,318,000)
Total member's equity		450,000
Total liabilities and member's equity	$	2,045,000

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

Statement of Operations

Year ended December 31, 2006

Revenue:		
Agency commissions	$	1,079,000
Principal commissions		1,244,000
Mutual fund trailers		958,000
Management fee income		212,000
Miscellaneous fees		135,000
Interest income		61,000
Total revenue		3,689,000
Expenses:		
Salaries and related benefits		1,911,000
Commission payout		397,000
Occupancy		247,000
Professional fees and advertising		364,000
Clearing fees		325,000
Information systems		81,000
Travel expenses and entertainment		99,000
Regulatory fees		39,000
Insurance		263,000
Dues and subscriptions		202,000
Other general and administrative		480,000
Total expenses		4,408,000
Net loss	$	(719,000)

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

Statement of Changes in Member's Equity

Year ended December 31, 2006

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2005	$ 100	$ 1,099,900	$ (599,000)	$ 501,000
Capital contribution from Parent	—	527,000	—	527,000
Capital contribution related to share-based compensation	—	141,000	—	141,000
Net loss	—	—	(719,000)	(719,000)
Balance at December 31, 2006	$ 100	$ 1,767,900	$ (1,318,000)	$ 450,000

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:		
Net loss	$	(719,000)
Adjustments to reconcile net loss to net cash used in operating activities:		
Share-based compensation expense		141,000
Changes in assets and liabilities:		
Receivable from clearing organizations		(169,000)
Other receivable		(13,000)
Prepaid expenses and deposits		4,000
Payable to Parent		21,000
Accounts payable and accrued expenses		413,000
Net cash used in operating activities		(322,000)
Cash flows from financing activities:		
Securities sold, not yet purchased		33,000
Capital contribution from Parent		527,000
Net cash provided by financing activities		560,000
Increase in cash and cash equivalents		238,000
Cash and cash equivalents, beginning of year		1,272,000
Cash and cash equivalents, end of year	$	1,510,000
Supplemental disclosure:		
Capital contribution related to share-based compensation expense	$	141,000

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Nature of Business

First Republic Securities Company, LLC (the Company), a wholly owned subsidiary of First Republic Bank (the Bank or Parent), was formed as a Nevada limited liability company in July 2000. After an initial application period, the Company became a registered member of the National Association of Securities Dealers on March 23, 2001 and became actively engaged in the business of providing broker-dealer services on June 1, 2001. The Company's business includes distribution of investment products and services, which involves introducing mutual funds and fixed income securities on an agency or riskless principal basis. The Company does not hold customer accounts.

(b) Basis of Presentation

The financial statements are prepared on an accrual basis. The Company is engaged in a single line of business as a security broker-dealer.

(c) Revenue Recognition

Revenues and expenses related to agency and principal commissions and mutual fund trailers are recorded on a trade date basis.

(d) Income Taxes

As a single member limited liability company, the Company is not subject to federal and state corporate income taxes on its taxable income. Instead, the net income of the Company is included in the federal and state tax returns of the Bank. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

(e) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and interest bearing deposits.

(f) Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and (c) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(Continued)

(2) Transactions with Affiliates

The Company has a cash account with the Bank in the amount of $20,000 as of December 31, 2006.

The Company and the Bank have an expense sharing agreement for salaries, rent and certain general and administrative expenses. Expenses allocated by the Bank are reimbursed by the Company on a timely basis. The Bank allocated $1,991,000 for such expenses in 2006. The Bank pays the Company management fees related to the training and licensing of the Bank's licensed representatives. In 2006, this management fee income was $212,000.

Starting in 2005, the Company entered into an expense sharing agreement with First Republic Wealth Advisors (FRWA), a wholly owned subsidiary of First Republic Bank, for reimbursement of certain salaries and benefits, rent and certain general and administrative expenses. The Company was reimbursed $272,000 by FRWA for such expenses in 2006.

The Company receives significant financial support from the Bank. During 2006, the Bank made capital contributions totaling $527,000. Prior to 2006, the Bank has made contributions totaling $1,099,900. The Bank has indicated that it will continue to provide such financial support for the foreseeable future.

On January 29, 2007, the Bank announced that it had entered into a definitive agreement under which Merrill Lynch agreed to acquire all of the Bank's outstanding shares of common stock in exchange for cash or stock valued at $55.0 per share, for a total consideration of approximately $1.8 billion. The transaction is expected to close during the third quarter of 2007, pending approvals by the shareholders of First Republic and necessary regulators.

(3) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-l which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $347,000 which was $243,000 in excess of its required net capital of $104,000. The ratio of aggregate indebtedness to net capital is 4.5 to 1 as of December 31, 2006.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through Pershing LLC, a Bank of New York Securities Group Company.

(Continued)

(4) FAS 123R and Other Stock-Compensation/Share-Based Plans

The Company's employees participate in share-based employee compensation plans sponsored by the Parent. Stock-based compensation is provided through awards of restricted stock that restricted only as to vesting requirements and grants of stock options. Effective January 1, 2006, the Bank applied the fair value method of accounting, using the modified prospective method of transition, (in accordance with both SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS No.123(R) and SEC Staff Accounting Bulletin No. 107), which provides additional interpretative guidance for valuation methods and related disclosure issues. For restricted stock shares awarded since 2000, SFAS No. 123(R) has not changed the Bank's accounting for compensation cost except for forfeitures. The Bank adjusts compensation costs for estimated forfeitures. The Bank recognizes compensation cost in salaries and related benefits expense over the period from the grant date until final vesting.

For the year ended December 31, 2006, the Company recorded share-based compensation expense of $141,000 as an addition to additional paid-in capital, as the Bank paid for this expense on the Company's behalf.

Schedule I

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net capital:		
Total member's equity	$	450,000
Less nonallowable assets:		
Prepaid expenses and deposits		98,000
Other deductions and/or charges		5,000
Net capital	$	347,000
Aggregate indebtedness:		
Payable to Parent	$	574,000
Accounts payable and accrued expenses		988,000
Total aggregate indebtedness	$	1,562,000
Computation of basic net capital requirement:		
Net capital required – greater of $100,000 or 6-2/3% of aggregate indebtedness	$	104,000
Net capital in excess of requirements		243,000
Ratio of aggregate indebtedness to net capital		4.5 to 1
Reconciliation of the Company's net capital computation included in Part II of Form X-17a-5 as of December 31, 2006:		
Net capital as reported in the Company's Part II (unaudited) FOCUS report	$	347,000
Net capital per above	$	347,000

See accompanying independent auditors' report.



KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5

First Republic Bank, Member
First Republic Securities Company, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of First Republic Securities Company, LLC (the Company), a wholly owned subsidiary of First Republic Bank, as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices ad procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is



subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of First Republic Bank, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2007

END